UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-251570

GCI 401(K) PLAN

(Exact name of registrant as specified in charter)

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in GCI 401(k) Plan

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None(1)

(1)	The GCI 401(k) Plan (the “Plan”) is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. Following the divestiture by Liberty Broadband Corporation (“Liberty Broadband”) of its GCI business, the fund consisting of shares of Liberty Broadband’s Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), ceased to be an investment option under the Plan during the Plan’s fiscal year ended December 31, 2025. Liberty Broadband has separately filed an amendment to its Registration Statement on Form S-8 (File No. 333-251570) (the “Form S-8”) to deregister all shares of Series C Common Stock and related plan interests that remained unsold under the Plan. For the avoidance of doubt, this Form 15 does not suspend Liberty Broadband’s duty to file reports under Section 15(d) of the Exchange Act for other securities registered on the Form S-8, the offering of which has not yet terminated and that otherwise remain unsold.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the GCI 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2026

GCI 401(K) PLAN

By:	/s/ Peter Pounds
	Name:	Peter Pounds
	Title:	Plan Committee Member

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